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                                                                    Exhibit h(3)


                          Domini Social Investments LLC
                             536 Broadway, 7th Floor
                            New York, New York 10012


                                                     November 30, 2001


Domini Institutional Trust
536 Broadway, 7th Floor
New York, New York 10012

         Re:   Expense Limitation Agreement

Ladies and Gentlemen:

         Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Institutional Trust (the "Trust"), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust's series designated Domini Institutional Social Equity Fund (the "Fund") or will reimburse such series for all expenses payable by that series to the extent necessary so that the series' aggregate expenses (excluding brokerage fees and commissions, interest, taxes and other extraordinary expenses), net of waivers and reimbursements, would not exceed on a per annum basis 0.30% of that series' average daily net assets.

         The agreement in this letter shall take effect on the date hereof, and shall remain in effect until November 30, 2002, absent an earlier modification by the Board of Trustees, which oversees the Fund.

         Please sign below to confirm your agreement with the terms of this letter.

                                            Sincerely,

                                            Domini Social Investments LLC


                                            By:  /s/ David P. Wieder
                                                 -------------------------------
                                                 Title: Managing Principal & CEO

Agreed:
Domini Institutional Trust


By:  /s/ Carole M. Laible
     --------------------------
     Title: Treasurer